ORBIS

Warszawa , 2003-12-09

03045517

SUPPL

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

Ref.: 82-5025

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 29 2003
WASH. D.C. 187

Dear Sirs,

Please find enclosed the text of the Current report no 35/2003.
Best regards

Krzysztof Gerula

Vice-President

PROCESSED
JAN 13 2004
THOMSON FINANCIAL

dw 1/8

Current report no 35/2003

In connection with the announced intention to privatize PKSbus spółka z o.o. and an invitation extended to ORBIS Transport spółka z o.o. to take part in this privatization, ORBIS Transport (subsidiary of ORBIS S.A.), filed a "Declaration of Interest" and intends to take part in the tender with the intention to acquire a majority block of shares. Besides ORBIS Transport, PKSbus is a major carrier in international couch transportation.